1. ORGANIZATION AND NATURE OF BUSINESS

JCRA Financial LLC (the "Company") was organized as a Limited Liability Company on November 21, 2008 in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 2, 2009 and began operations on September 4, 2009, the Central Registration Depository ("CRD") membership effective date. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a majority-owned subsidiary of JCRA Group Limited (the "Parent") a company organized and based in the United Kingdom. JCRA Group Limited's primary UK operating company, J.C. Rathbone Associates Limited, is regulated by the UK's Financial Conduct Authority ("FCA"). On September 8, 2015, the Parent formed another subsidiary, JCRA Canada, Inc, in order to provide similar services in Canada.

The Company provides strategic advisory services regarding business operations and investment banking transactional services, including structured finance advisory services and pricing execution. To date, the Company has not recognized any transaction based compensation (i.e. commissions) or performed services relating to any principal trading activity.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns. However, the Company is subject to state and local taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting basis

The Company uses the accrual basis of accounting for financial statements and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Computer equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years.

Revenue Recognition

The Company provides strategic advisory services under time and material agreements with customers. Revenue under these agreements is recognized and billed as services are performed.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. As of September 30, 2016, the Company has recorded an allowance of $47,218 for any potential non-collection.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued expenses, and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At September 30, 2016, the Company had net capital of $383,858 which was $332,931 in excess of the FINRA minimum net capital requirement of $50,927.

4. COMMITMENTS AND CONTINGENCIES

Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

Employment Agreements
The Company has employment agreements with 6 of its executives, with no specified term. These agreements provide for a base salary, along with general medical and dental benefits.

Operating Leases
In April 2013, the Company signed a five-year lease agreement for office space located at One Penn Plaza, New York, New York containing approximately 2,280 net rentable square feet with a term commencing in October 2013 and expiring in October 2018. The base rent is subject to annual increases beginning on October 8, 2014 as defined in the lease agreement.

Future minimum rental payments required under the lease are as follows:

Year Ending September 30	Amount
2017	149,818
2018	153,378
	$ 303,196

In September, the Company signed a renewal agreement for office space located at 505 Montgomery Street, San Francisco, California. The service provision starts on September 1, 2016 expires August 31, 2017. Future minimum rental payments are $26,878.

5. RELATED PARTY AND EXPENSE SHARING AGREEMENT

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent and JCRA Canada, Inc. whereby one party pays certain administrative expenses, such as insurance, on behalf of its affiliates for which the party paying the expense is reimbursed. Additionally, the Company and its affiliate may, from time to time, work collaboratively whereby the Parent or the Company provides pricing and consultancy support to its affiliates, and will charge the Company for chargeable and recoverable hours worked, in accordance with the terms of the Agreement. The Company or its affiliates reimburses the Parent or the Company as the case may be for these expenses, and they have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition.

In the ordinary course of business, the Company's employees may incur expenditures relating to services performed for the Company. As of September 30, 2016, amounts not yet reimbursed have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition, in the amount of $384,689 and an Accounts Receivable from Related Party (JCRA Canada, Inc) in the amount of $35,028.

6. CONCENTRATION OF CUSTOMER REVENUES

For the year ended September 30, 2016, three customers accounted for 41% of the Company's revenue. These customers accounted for 29% of accounts receivable as of September 30, 2016. Major customers are those that account for more than 10% of revenue.

7. DISCRETIONARY BONUS ACCRUAL

The Company operates a discretionary incentive scheme. Under the scheme, discretionary and non-contractual incentive awards are granted to employees of the company at the end of each year, to reward any outstanding contribution to the performance of the business in that year. Payment of the awards is in two parts; the first half of each annual award is paid in the December following the end of the financial year to which it relates, and the second part is payable a year later in the following December. The payment of each deferred amount is contingent only on the continuing employment status of an individual at each value date.

8. ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

9. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, September 30, 2016, and November 21, 2016, when the financial statements were issued.